UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On November 15, 2025, the Company’s attorneys, Christian Attar and Grant & Eisenhofer, P.A. filed a Class Action Complaint (the “Complaint”) in the United States District Court for the Southern District of New York alleging that Citadel Securities LLC, and Virtu Americas LLC (collectively, the “Defendants”) engaged in a long-running market manipulation scheme that includes spoofing and naked short selling of the Company’s shares and related acts in violation of under Sections 9(a) and 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), and U.S. Securities and Exchange Commission (“SEC”) Rule 10b-5 promulgated thereunder, among others.

A press release and copy of the Complaint are attached as exhibits.

Allegations in the Complaint include:

“Between April 12, 2022 and May 30, 2025 (the “Class Period”), Citadel, together with Virtu, was the largest trader of Genius securities, jointly executing 65%-85% of all over-the-counter trading.” (Complaint at paragraph 9).

“During the Class Period, Defendants placed at least 1,395,792 manipulative Baiting Orders totaling at least 139,579,200 shares on U.S. exchanges. Defendants’ manipulative trading was profound and pervasive. During the Class Period, Defendants orchestrated Spoofing Events on 758 of the 760 trading days, representing nearly 100% of all trading days – at times placing thousands of Baiting Orders in the market on a given day. Shortly after flashing these Baiting Orders and achieving the desired price movement (or in tandem therewith), Defendants cancelled all of the fictitious Baiting Orders.” (Complaint at paragraph 39).

“It is important to note that these figures are conservative because trading data on U.S. exchanges is anonymized, making spoofing activity particularly difficult to detect. Despite this limitation, Plaintiff was able to identify Defendants’ spoofing activity by matching anonymized transactions from U.S. exchanges (in which Defendants were significant market makers) with Defendants’ off-exchange activity, wherein Defendants significantly increased their short positions immediately before exchanges were flooded with Baiting Orders that caused significant declines in the price of Genius stock.” (Complaint at paragraph 40).

“Defendants engaged in “naked short-selling” in violation of Regulation SHO, in order to send false information regarding supply and demand to the market and drive the price of Genius stock down.” (Complaint at paragraph 51).

“Throughout the Class Period, over 94% of the days demonstrate persistent negative price impact associated with spoofing and abusive short selling in Genius shares, impacting the majority of prices that executed each day, which executed at artificially lowered prices than would otherwise have occurred. Moreover, on 48% of all trading days, the adverse price impact persisted in a manner that resulted in a close-to-close daily price loss of more than 1% in Genius stock. The impact was even greater on certain days—for example, for 66 trading days, the spoofing and abusive short selling accompanied one-day price declines in Genius stock of over 10%.” (Complaint at paragraph 77).

“Prior to the start of the Class Period, regulators had warned Defendants that the market-access and trading platforms they had developed and operated could be - and in fact had been - used to facilitate unlawful trading activity such as spoofing, and had cited Defendants for failure to exercise the required degree of supervision over order flow. Indeed, Citadel was fined $23 million for using algorithmic trading to identify price differences in market feeds and exploit those differences to benefit itself at the expense of its customers. Again, Citadel’s fraudulent scheme involved flashing ‘non-marketable order[s] to be displayed in the market at a price that was less than the’ best bid offer ‘for up to one to five seconds’ - just like the fleeting Baiting Orders at issue here.” (Complaint at paragraph 60).

“The SEC and other regulators specifically found that, during the Class Period, Defendants failed to maintain adequate supervisory systems, recordkeeping, and communications controls - deficiencies that regulators have repeatedly warned create precisely the conditions under which manipulative trading can occur - and that, as a result, Defendants reported false information to regulators and market participants. Indeed, in 2023, Citadel was specifically fined for widespread and longstanding violations of Regulation SHO’s proscription on abusive and manipulative short selling, including “naked” short-sales. Significantly, the SEC found that Citadel ‘failed to timely and/or accurately report data for tens of billions of equity and option order events.’” (Complaint at paragraph 61).

“Defendants had a strong financial incentive to engage in spoofing of Genius stock. By placing fictitious Baiting Orders, Defendants were able to drive the price of Genius stock down over the long term, thereby benefitting their pre-existing short positions and allowed Defendants to advantageously ‘internalize’ customer order flow using the deceptive practice Virtu’s own senior officer called the Three Tick Boogie.” (Complaint at paragraph 66).

“Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) individually and on behalf of a Class consisting of all persons and entities that sold or otherwise disposed the publicly traded stock of Genius between April 12, 2022 and May 30, 2025.” (Complaint at paragraph 82).

“Excluded from the Class are: (i) Defendants; (ii) present or former executive officers of Defendants, members of Defendants’ Board, and members of their immediate families (as defined in 17 C.F.R. § 229.404, Instructions (1)(a)(iii) and (1)(b)(ii)); (iii) any of the foregoing persons’ legal representatives, heirs, successors, or assigns; (iv) any entity in which Defendants have or had a controlling interest; and (v) any affiliate of Defendants.” (Complaint at paragraph 83).

“The members of the class are so numerous that joinder of all members is impracticable. Throughout the Class Period, shares Genius stock were actively traded on the NYSE. While the exact number of class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery from Defendants, Plaintiff believes that there are at least hundreds, if not thousands, of members in the proposed class. Class members may be identified from corporate records and may be notified of the pendency of this action by mail using a form of notice customarily used in securities class actions.” (Complaint at paragraph 84).

“During the Class Period, Defendants used the means and instrumentalities of interstate commerce, the U.S. mails, and the facilities of a national securities exchange to engage in the manipulative and deceptive trading scheme alleged herein. Accordingly, Defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 in that they: (i) employed the device, scheme, or artifice to defraud alleged herein; (ii) made materially false or misleading statements and omissions of material fact, including regarding market supply and demand for Genius securities, alleged herein; (iii) engaged in the acts, practices, and courses of business alleged herein, which operated as a fraud or deceit upon Plaintiff and upon members of the Class. The manipulative and deceptive conduct, and misleading statements and omissions complained of herein, were designed to, and did: (i) deceive the investing public, including Plaintiff; (ii) cause the market price of Genius shares to trade below its true value; and (iii) cause Plaintiff as well as other class members to sell or otherwise dispose Genius shares at artificially deflated prices that did not reflect the stock’s true value during the Class Period. In furtherance of their unlawful scheme, plan, or course of conduct, Defendants took the actions alleged herein.” (Complaint at paragraph 90).

“Based upon the conduct described above, Defendants’ manipulative scheme violated Section 9(a)(2) of the Securities exchange Act of 1934, which makes it unlawful to engage in a series of manipulative transactions ‘in any security . . . creating actual or apparent active trading in such security, or raising or depressing the price of such security, for the purpose of inducing the purchase or sale of such security by others.’ (Complaint at paragraph 100).

“As a direct and proximate result of Defendants’ wrongful conduct, Plaintiff suffered damages in that Plaintiff sold and/or issued for value Genius shares at manipulated prices, in reliance on an assumption of a market free from manipulation.” (Complaint at paragraph 96).

Exhibit Index

Exhibit 99.1 - Press Release dated November 14, 2025

Exhibit 99.2 - Case 1:25-cv-09546 Genius Group Limited v. Citadel Securities LLC et al Complaint

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: November 17, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)